Exhibit 14.1

AMENDMENT TO

CODE OF ETHICS AND BUSINESS CONDUCT

OF

MTR GAMING GROUP, INC.

DATED APRIL 19, 2007

On April 19, 2007, the Company’s Board of Directors unanimously approved the Amendment of the Company’s Code of Ethics and Business Conduct by adding the following as Section V to such Code:

Section V

Certain Relationships and Related Transactions

Any proposed transaction between the Company and a related party, or in which a related party would have a direct or indirect material interest, must be promptly disclosed to the Compliance Committee of the Company. The Compliance Committee is required to disclose such proposed transactions promptly to the Company’s Audit Committee.

Transactions with related parties must be approved by the Audit Committee of the Board of Directors. Any director having an interest in the transaction is not permitted to vote on such transaction. The Audit Committee will determine whether or not to approve such transaction on a case by case basis and in accordance with the provisions of the Amended and Restated Audit Committee Charter and the Code.  A “related party” is any of the following:

•                  an executive officer of the Company;

•                  a director (or director nominee) of the Company;

•                  an immediate family member of any executive officer or director (or director nominee);

•                  a beneficial owner of five percent or more of any class of the Company’s voting securities;

•                  an entity in which one of the above described persons has a substantial ownership interest or control of such entity; or

•                  any other person or entity that would be deemed to be a related person under Item 404 of SEC Regulation S-K or applicable Nasdaq rules and regulations.